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                                                                   Exhibit 99.19

        Section 42:2B-10 of the New Jersey Limited Liability Company Act

42:2B-10. Indemnification powers

Subject to such standards and restrictions, if any, as are set forth in its operating agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.